UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ruckus Wireless, Inc.

(Name of Subject Company)

Ruckus Wireless, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

(650) 265-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Scott Maples	Alexandra D. Korry	Sarah P. Payne
Vice President Legal & General Counsel	Sullivan & Cromwell LLP	Sullivan & Cromwell LLP
Ruckus Wireless, Inc.	125 Broad Street	1870 Embarcadero Rd
350 West Java Drive	New York, NY 10004	Palo Alto, CA 94303
Sunnyvale, CA 94089	(212) 558-4000	(650) 461-5600
(650) 265-4200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Ruckus Wireless, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer (the “Offer”) by Brocade Communications Systems, Inc., a Delaware corporation (“Parent” or “Brocade”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to exchange for each issued and outstanding share of the common stock of the Company, par value $0.001 per share, that is validly tendered and not validly withdrawn in the offer, (a) $6.45 in cash and (b) 0.75 of a share of Brocade common stock, par value $0.001 per share, together with cash in lieu of any fractional shares of Brocade common stock, in each case, without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 29, 2016, and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes thereto that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company – Treatment of Equity and Equity-Based Awards – Unvested Company Stock Options” is hereby amended to include a second paragraph as follows:

As described below, as a condition to Parent’s agreement to enter into the Merger Agreement, Parent required Ms. Lo, the President and Chief Executive Officer of the Company, and Seamus Hennessy, Chief Financial Officer of the Company, to execute offer letters. Those offer letters were subsequently superseded by offer letters dated May 18, 2016. In addition, on May 18, 2016, Parent entered into offer letters with Ian Whiting, Chief Commercial Officer of the Company, and Scott Maples, General Counsel of the Company (each such offer letter, an “Offer Letter”). Under the terms of the Offer Letters, the executive officers agreed that their unvested Company stock options will be replaced with unvested Parent RSUs or unvested Parent Common Stock options, as applicable, pursuant to the Merger Agreement, and divided into two tranches with each such tranche to vest as specified in the respective Offer Letters as described in detail in Item 3. Past Contacts, Transactions, Negotiations and Agreements — Other Arrangements with Executive Officers – Offer Letters with Parent.

The second paragraph under Item 3. Past Contacts, Transactions, Negotiations and Agreements— Agreements or Arrangements with Executive Officers and Directors of the Company–Treatment of Equity and Equity-Based Awards–Time-Based Restricted Stock Units and Performance-Based Restricted Stock Units is hereby amended to add the following sentences after the last sentence in the paragraph:

Specifically, for Company PSUs with a performance period ending on December 31, 2016, 50% of Parent RSUs will vest on June 30, 2016, and the remaining 50% will vest on December 31, 2016, such that the Parent RSUs are vested in full on December 31, 2016. For Company PSUs with a performance period ending on December 31, 2017, 25% of Parent RSUs will vest on each of June 30, 2016, December 31, 2016, June 30, 2017 and December 31, 2017, such that the Parent RSUs are vested in full on December 31, 2017.

The third paragraph of “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company – Treatment of Equity and Equity-Based Awards – Time-Based Restricted Stock Units and Performance-Based Restricted Stock Units” is hereby amended and restated as follows:

Under the terms of the Offer Letters of each of Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples, the executive officers agreed that their unvested Company RSUs and Company PSUs will be replaced with unvested Parent RSUs pursuant to the Merger Agreement, and divided into two tranches with each such tranche to vest as specified in the respective Offer Letters as described in detail in Item 3. Past Contacts, Transactions, Negotiations and Agreements — Other Arrangements with Executive Officers – Offer Letters with Parent.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements – Other Arrangements with Executive Officers – Change in Control Agreements” is hereby amended and restated to read in its entirety as follows:

Each of the Company’s executive officers is a participant in the Company’s Severance Benefit Plan. As described below, each of Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples has executed an Offer Letter with Parent. Each of these Offer Letters will become effective as of the Closing and is conditioned upon the occurrence of the Closing. Thereafter, Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples will not be entitled to any benefits under the Company’s Severance Benefit Plan. The material terms of the Company’s Severance Benefit Plan, which will continue to apply to Daniel Rabinovitsj, Chief Operations Officer of the Company, after the Closing, are described below.

In accordance with the Company’s Severance Benefit Plan and his participation notice thereunder, Mr. Rabinovitsj is entitled to receive certain compensation and benefits upon a termination without “cause” or a “constructive termination,” in either case occurring three months prior to or one year following a “change in control,” as each such term is defined in Company’s Severance Benefit Plan. The Merger will constitute a “change in control” for purposes of the Company’s Severance Benefit Plan. These payments and benefits, which are subject to applicable withholding, are as follows for Mr. Rabinovitsj:

1.	a lump sum cash payment equal to one times his then current annual base salary;

2.	a lump sum cash payment equal to one times his annual target bonus under the Company’s 2016 Bonus Program;

3.	payment by the Company of Mr. Rabinovitsj’s COBRA premiums for up to 12 months; and

4.	acceleration of vesting for all Company stock options, Company RSUs and Company PSUs that are outstanding and unvested as of the date of termination of Mr. Rabinovitsj’s employment, including, to the extent the compensation committee of the Company board of directors has not determined the number of earned Company PSUs as of such date, vesting in (i) the target number of operating margin metrics Company PSUs; and (ii) the full number of revenue metrics Company PSUs.

Subject to the terms stated above, Mr. Rabinovitsj will receive all of the foregoing severance benefits on the 60th day following his termination, conditioned upon his execution (and non-revocation) of a general release of all claims against the Company and its affiliates within 45 days of a qualifying termination.

In the event that any of the foregoing payments and benefits would be deemed to be excess parachute payments, the Company’s Severance Benefit Plan provides that the payments and benefits will be reduced if such a reduction maximizes Mr. Rabinovitsj’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Other Arrangements with Executive Officers – Offer Letters with Parent” is hereby amended and restated to read in its entirety as follows:

Offer Letters with Parent

As a condition to entering into the Merger Agreement, Parent required Ms. Lo and Mr. Hennessy to execute offer letters. Those offer letters with Ms. Lo and Mr. Hennessy were subsequently superseded by Offer Letters dated May 18, 2016. In addition, on May 18, 2016, Parent entered into Offer Letters with Mr. Whiting and Mr. Maples. These Offer Letters specify certain compensation and benefits payable to Ms. Lo and Messrs. Hennessy, Whiting and Maples for their continuing employment with Parent following the Closing and are generally consistent, in most respects, with the compensation and benefits arrangements that currently apply to their employment with the Company, other than with respect to certain differences described below. Each of these Offer Letters becomes effective as of, and is conditioned upon the occurrence of, the Closing. Upon and following the Closing, these Offer Letters will determine the terms of Ms. Lo’s and Messrs. Hennessy’s, Whiting’s and Maples’ employment, and none of these individuals will be entitled to any benefits under the Company’s Severance Benefit Plan.

Offer Letter between Parent and Ms. Lo

Ms. Lo’s Offer Letter provides for her to serve as Chief Executive Officer of the Ruckus Wireless Business Unit of Parent, reporting to the Chief Executive Officer of Parent. She will continue to be paid her current annual base salary of $375,000. For the period between the Closing and October 29, 2016, Ms. Lo will continue to participate in a leadership incentive plan under which she will be eligible to receive her existing semi-annual bonus at 100% of target ($140,625), payable in September 2016, subject to her continued employment through the payment date, and for the period from July 1, 2016 through October 29, 2016, Ms. Lo will be eligible to receive her existing semi-annual bonus at 100% of target adjusted by the applicable Parent performance multiplier, payable in December 2016, subject to her continued employment through the payment date. In the event Ms. Lo’s employment is terminated by Parent due to an “Involuntary Termination Without Cause” or by Ms. Lo due to “Good Reason” (each, as defined in her Offer Letter), the bonuses described above will be paid on their regular payment date. Beginning on October 30, 2016, Ms. Lo will be eligible to participate in the Parent Senior Leadership Plan at a rate of 75% of her annual base salary, payable annually, subject to achievement of certain performance objectives.

Under the terms of her Offer Letter, Ms. Lo’s existing Company equity-based awards will be treated as follows: Ms. Lo’s unvested Company RSUs and Company PSUs (at target) will be replaced with unvested Parent RSUs as described in the Merger Agreement and divided into two tranches, treated as follows: (i) 50% of Ms. Lo’s Parent RSUs will accelerate upon the Closing and be settled as soon as practicable thereafter; and (ii) 50% of Ms. Lo’s Parent RSUs will vest on the one-year anniversary of the Closing, subject to her continued employment with Parent or certain of its affiliates, and will be settled as soon as practicable thereafter. In addition, Ms. Lo’s unvested Company stock options will be replaced, as of the Closing, with unvested Parent RSUs or unvested Parent Common Stock options, as applicable, in accordance with the treatment for unvested Company stock options set forth in the Merger Agreement, as described under “Merger Agreement—Treatment of Equity and Equity-Based Awards,” and will be treated as follows: (i) 50% of Ms. Lo’s Parent RSUs and Parent Common Stock options will vest immediately upon the Closing, and each such vested Parent RSU will be paid as soon as practicable thereafter; and (ii) 50% of Ms. Lo’s Parent RSUs and Parent Common Stock options will vest on the one-year anniversary of the Closing, subject to her continued employment with Parent or certain of its affiliates, with such Parent RSUs to be settled as soon as practicable thereafter. The unvested portion of the Parent RSUs and Parent Common Stock options held by Ms. Lo will vest in the event Ms. Lo’s employment is terminated by Parent due to an Involuntary Termination Without Cause, due to Ms. Lo’s termination due to Good Reason or due to her death or disability, in each case, subject to her executing a general release of claims in the form prescribed by Parent, except in connection with her death. Any vested Company equity awards held by Ms. Lo will be treated as described in the Merger Agreement.

In the event of Ms. Lo’s termination of employment by Parent due to an Involuntary Termination Without Cause or by Ms. Lo due to Good Reason during the first year of her employment with Parent or certain of its affiliates following the Closing, or if Ms. Lo provides 30 days’ advance notice of her intent to voluntarily terminate her employment with Parent for any reason within the 30-day period following the one-year anniversary of the Closing, in each case subject to her executing a general release of claims in the form prescribed by Parent, Ms. Lo will be entitled to receive the following severance benefits: (i) a lump sum cash payment equal to one times her then current annual base salary; (ii) a lump sum cash payment equal to one times her annual target bonus; and (iii) payment by Parent of her COBRA premiums for up to 12 months (with such COBRA premiums limited to any non-flexible spending account Parent or Parent affiliated company health plan in which Ms. Lo is enrolled as of the date of termination of her employment and provided she timely elects COBRA). Ms. Lo would be made whole for any negative tax consequences of such Parent paid COBRA premiums.

In the event Ms. Lo’s employment is terminated under certain circumstances following the one-year anniversary of the Closing, other than upon Ms. Lo’s voluntary termination of employment for any reason within the 30-day period following the one-year anniversary of the Closing upon 30 days’ advance written notice (in which case, she will be entitled to the severance benefits described in the preceding paragraph), Ms. Lo will be eligible to receive severance benefits in accordance with Parent’s U.S. severance guidelines on the same terms and conditions as similarly situated employees of Parent, which presently includes nine months of base salary and benefits. As of the Closing, Ms. Lo’s Offer Letter will supersede her employment and compensation agreements with the Company, including her participation in the Company’s Severance Benefit Plan.

In the event that any of the foregoing payments and benefits would be deemed to be excess parachute payments, Ms. Lo’s Offer Letter provides that the payments and benefits will be reduced if such a reduction maximizes Ms. Lo’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.

This summary is not complete and is qualified in its entirety by reference to Ms. Lo’s Offer Letter, which is filed as Exhibit (e)(15) to this Amendment No. 2 and is incorporated by reference herein.

Offer Letter between Parent and Mr. Hennessy

Mr. Hennessy’s Offer Letter provides for him to serve as Chief Financial Officer of the Ruckus Wireless Business Unit of Parent, reporting to the Chief Financial Officer of Parent. He will continue to be paid his current annual base salary of $355,000. For the period between the Closing and October 29, 2016, Mr. Hennessy will continue to participate in a leadership incentive plan under which he will be eligible to receive his existing semi-annual bonus at 100% of target ($97,625), payable in September 2016, subject to his continued employment through the payment date, and for the period from July 1, 2016 through October 29, 2016, Mr. Hennessy will be eligible to receive his existing semi-annual bonus at 100% of target adjusted by the applicable Parent performance multiplier, payable in December 2016, subject to his continued employment through the payment date. In the event Mr. Hennessy’s employment is terminated by Parent due to an “Involuntary Termination Without Cause” or by Mr. Hennessy due to “Good Reason” (each, as defined in his Offer Letter), the bonuses described above will be paid on their regular payment date. Beginning on October 30, 2016, Mr. Hennessy will be eligible to participate in the Parent Senior Leadership Plan at a rate of 55% of his annual base salary, payable annually, subject to achievement of certain performance objectives.

Under the terms of his Offer Letter with Parent, Mr. Hennessy’s existing Company equity-based awards will be treated as follows: Mr. Hennessy’s unvested Company RSUs and Company PSUs (at target) will be replaced with unvested Parent RSUs as described in the Merger Agreement and divided into two tranches, treated as follows: (i) 50% of Mr. Hennessy’s Parent RSUs will accelerate upon the Closing and be settled as soon as practicable thereafter; and (ii) 50% of Mr. Hennessy’s Parent RSUs will vest on the one-year anniversary of the Closing, subject to his continued employment with Parent or certain of its affiliates, and will be settled as soon as practicable thereafter. In addition, Mr. Hennessy’s unvested Company stock options will be replaced, as of the Closing, with unvested Parent RSUs or unvested Parent Common Stock options, as applicable, in accordance with the treatment for unvested Company stock option set forth in the Merger Agreement, as described under “Merger Agreement—Treatment of Equity and Equity-Based Awards,” and will be treated as follows: (i) 50% of Mr. Hennessy’s Parent RSUs and Parent Common Stock options will vest immediately upon the Closing, and each such vested Parent RSU will be paid as soon as practicable thereafter; and (ii) 50% of Mr. Hennessy’s Parent RSUs and Parent Common Stock options will vest on the one-year anniversary of the Closing, subject to his continued employment with Parent or certain of its affiliates, with such vested Parent RSUs to be settled as soon as practicable thereafter. The unvested portion of the Parent RSUs and Parent Common Stock options held by Mr. Hennessy will vest in the event Mr. Hennessy’s employment is terminated by Parent due to an Involuntary Termination Without Cause, due to Mr. Hennessy’s termination due to Good Reason or due to his death or disability, in each case, subject to his executing a general release of claims in the form prescribed by Parent, except in connection with his death. Any vested Company equity awards held by Mr. Hennessy will be treated as described in the Merger Agreement.

In the event of Mr. Hennessy’s termination of employment by Parent due to an Involuntary Termination Without Cause or by Mr. Hennessy due to Good Reason during the first year of his employment with Parent or certain of its affiliates following the Closing, or if Mr. Hennessy provides 30 days’ advance notice of his intent to terminate employment with Parent for any reason within the 30-day period following the one-year anniversary of the Closing, in each case subject to his executing a general release of claims in the form prescribed by Parent, Mr. Hennessy will be entitled to receive the following severance benefits: (i) a lump sum cash payment equal to one times his then current annual base salary; (ii) a lump sum cash payment equal to one times his annual target bonus; and (iii) payment by Parent of his COBRA premiums for up to 12 months (with such COBRA premiums limited to any non-flexible spending account Parent or Parent affiliated company health plan in which Mr. Hennessy is enrolled as of the date of termination of his employment and provided he timely elects COBRA). Mr. Hennessy would be made whole for any negative tax consequences of such Parent paid COBRA premiums.

In the event Mr. Hennessy’s employment is terminated under certain circumstances following the one-year anniversary of the Closing, other than upon Mr. Hennessy’s voluntary termination of employment for any reason within the 30-day period following the one-year anniversary of the closing of the offer and merger upon 30 days’ advance written notice (in which case, he will be entitled to the severance benefits described in the preceding paragraph), Mr. Hennessy will be eligible to receive severance benefits in accordance with Parent’s U.S. severance guidelines on the same terms and conditions as similarly situated employees of Parent, which presently includes nine months of base salary and benefits. As of the Closing, Mr. Hennessy’s offer letter will supersede his employment and compensation agreements with the Company, including his participation in the Company’s Severance Benefit Plan.

In the event that any of the foregoing payments and benefits would be deemed to be excess parachute payments, Mr. Hennessy’s Offer Letter provides that the payments and benefits will be reduced if such a reduction maximizes Mr. Hennessy’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.

This summary is not complete and is qualified in its entirety by reference to Mr. Hennessy’s Offer Letter, which is filed as Exhibit (e)(16) to this Amendment No. 2 and is incorporated by reference herein.

Offer Letter between Parent and Mr. Whiting

Mr. Whiting’s Offer Letter provides for him to serve as Chief Commercial Officer of the Ruckus Wireless Business Unit of Parent, reporting to Ms. Lo, with dotted-line and function accountability to Parent’s Senior Vice President of Worldwide Sales. He will continue to be paid his current annual base salary of $420,000. In addition to his current annual base salary, Mr. Whiting will receive a stay bonus paid in semi-monthly installments at the same time that Mr. Whiting’s salary is paid, with each such payment equal to $17,500. Such stay bonus payments will cease upon the earlier to occur of Mr. Whiting’s termination of employment or October 28, 2016 and will be prorated for any payroll period that includes the Closing or Mr. Whiting’s termination date, as applicable. Mr. Whiting will continue to participate in a leadership incentive plan at a rate of 100% of his annual base salary, payable on a quarterly basis, as follows: (i) for the calendar quarters ending June 30, 2016 and September 30, 2016, Mr. Whiting will receive his existing quarterly bonus of $105,000 (payable in July 2016 and October 2016) and (ii) for the calendar quarter ending December 31, 2016, Mr. Whiting will receive his existing quarterly bonus of $105,000, prorated through October 28, 2016, subject to his continued employment through October 28, 2016. In the event Mr. Whiting’s employment is terminated by Parent due to an “Involuntary Termination Without Cause” or by Mr. Whiting due to “Good Reason” (each, as defined in his Offer Letter) at any time prior to receipt of the leadership incentive plan bonuses described above, Mr. Whiting will receive all such unpaid leadership incentive plan bonuses.

Under the terms of his Offer Letter with Parent, Mr. Whiting’s existing Company equity-based awards will be treated as follows: Mr. Whiting’s unvested Company RSUs and Company PSUs (at target) will be replaced with unvested Parent RSUs as described in the Merger Agreement and divided into two tranches, treated as follows: (i) 50% of Mr. Whiting’s Parent RSUs will accelerate upon the Closing and be settled as soon as practicable thereafter; and (ii) 50% of Mr. Whiting’s Parent RSUs will vest on October 28, 2016, subject to his continued employment with Parent or certain of its affiliates, and will be settled as soon as practicable thereafter. In addition, Mr. Whiting’s unvested Company stock options will be replaced, as of the Closing, with unvested Parent RSUs or unvested Parent Common Stock options, as applicable, in accordance with the treatment for unvested Company stock options set forth in the Merger Agreement, as described under “Merger Agreement—Treatment of Equity and Equity-Based Awards,” and will be treated as follows: (i) 50% of Mr. Whiting’s Parent RSUs and Parent Common Stock options will vest immediately upon the Closing, and each such vested Parent RSU will be paid as soon as practicable thereafter; and (ii) 50% of Mr. Whiting’s Parent RSUs and Parent Common Stock options will vest on October 28, 2016, subject to his continued employment with Parent or certain of its affiliates, with such vested Parent RSUs to be settled as soon as practicable thereafter. The unvested portion of the Parent RSUs and Parent Common Stock options held by Mr. Whiting will vest in the event Mr. Whiting’s employment is terminated by Parent due to an Involuntary Termination Without Cause, due to Mr. Whiting’s termination due to Good Reason or due to his death or disability, in each case, subject to his executing a general release of claims in the form prescribed by Parent, except in connection with his death. Any vested Company equity awards held by Mr. Whiting will be treated as described in the Merger Agreement.

In the event of Mr. Whiting’s termination of employment by Parent due to an Involuntary Termination Without Cause or by Mr. Whiting due to Good Reason during the first year of his employment with Parent or certain of its affiliates following the Closing, or if Mr. Whiting provides 30 days’ advance notice of his intent to voluntarily terminate his employment with Parent for any reason within the 30-day period following October 28, 2016, in each case subject to his executing a general release of claims in the form prescribed by Parent, Mr. Whiting will be entitled to receive the following severance benefits: (i) a lump sum cash payment equal to one times his then current annual base salary; (ii) a lump sum cash payment equal to one times his annual target bonus; and (iii) payment by Parent of his COBRA premiums for up to 12 months (with such COBRA premiums limited to any non-flexible spending account Parent or Parent affiliated company health plan in which Mr. Whiting is enrolled as of the date of termination of his employment and provided he timely elects COBRA). Mr. Whiting would be made whole for any negative tax consequences of such Parent paid COBRA premiums.

In the event Mr. Whiting’s employment is terminated under certain circumstances following the one-year anniversary of the Closing, Mr. Whiting will be eligible to receive severance benefits in accordance with Parent’s U.S. severance guidelines on the same terms and conditions as similarly situated employees of Parent, which presently includes nine months of base salary and benefits. As of the Closing, Mr. Whiting’s offer letter will supersede his employment and compensation agreements with the Company, including his participation in the Company’s Severance Benefit Plan.

In the event that any of the foregoing payments and benefits would be deemed to be excess parachute payments, Mr. Whiting’s Offer Letter provides that the payments and benefits will be reduced if such a reduction maximizes Mr. Whiting’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.

This summary is not complete and is qualified in its entirety by reference to Mr. Whiting’s Offer Letter, which is filed as Exhibit (e)(17) to this Amendment No. 2 and is incorporated by reference herein.

Offer Letter between Parent and Mr. Maples

Mr. Maples’ Offer Letter provides for him to serve as General Counsel of the Ruckus Wireless Business Unit of Parent, reporting to Ms. Lo, with dotted-line and function accountability to Parent’s Senior Vice President, General Counsel and Corporate Secretary. He will continue to be paid his current annual base salary of $308,000. In addition to his current annual base salary, Mr. Maples will also receive a stay bonus paid in semi-monthly installments at the same time that Mr. Maples’ salary is paid, with each such payment equal to $12,833. Such stay bonus payments will cease upon the earlier to occur of Mr. Maples’ termination of employment or October 28, 2016. For the period between the Closing and October 29, 2016, Mr. Maples will continue to participate in a leadership incentive plan under which he will be eligible to receive his existing semi-annual bonus at 100% of target ($69,300), payable in September 2016, subject to his continued employment through June 30, 2016, and for the period from July 1, 2016 through October 29, 2016, Mr. Maples will be eligible to receive his existing semi-annual bonus at 100% of target adjusted by the applicable Parent performance multiplier, payable in December 2016, subject to his continued employment through October 28, 2016. In the event Mr. Maples’ employment is terminated by Parent due to an “Involuntary Termination Without Cause” or by Mr. Maples due to “Good Reason” (each, as defined in his Offer Letter), Mr. Maples will receive the stay bonuses described above and will also receive all unpaid bonuses under the leadership incentive plan.

Under the terms of his Offer Letter with Parent, Mr. Maples’ existing Company equity-based awards will be treated as follows: Mr. Maples’ unvested Company RSUs and Company PSUs (at target) will be replaced with unvested Parent RSUs as described in the Merger Agreement and divided into two tranches, treated as follows: (i) 50% of Mr. Maples’ Parent RSUs will accelerate upon the Closing and be settled as soon as practicable thereafter; and (ii) 50% of Mr. Maples’ Parent RSUs will vest on October 28, 2016 or, if earlier, on the date of termination of Mr. Maples’ employment, provided that if Mr. Maples voluntarily terminates his employment, he has given at least 30 days’ advance notice of such termination, and will be settled as soon as practicable thereafter. In addition, Mr. Maples’ unvested Company stock options will convert, as of the Closing, into unvested Parent RSUs or unvested Parent Common Stock options, as applicable, in accordance with the treatment for unvested Company stock options set forth in the Merger Agreement, as described under “Merger Agreement—Treatment of Equity and Equity-Based Awards,” and will be treated as follows: (i) 50% of Mr. Maples’ Parent RSUs and Parent Common Stock

options will vest immediately upon the Closing, and each such vested Parent RSU will be paid as soon as practicable thereafter; and (ii) 50% of Mr. Maples’ Parent RSUs and Parent Common Stock options will vest on October 28, 2016 or, if earlier, on the date of termination of Mr. Maples’ employment, provided that if Mr. Maples voluntarily terminates his employment, he has given at least 30 days’ advance notice of such termination, with such vested Parent RSUs to be settled as soon as practicable thereafter. The unvested portion of the Parent RSUs and Parent Common Stock options held by Mr. Maples will vest in the event Mr. Maples’ employment is terminated by Parent due to an Involuntary Termination Without Cause, due to Mr. Maples’ termination due to Good Reason or due to his death or disability, in each case, subject to his executing a general release of claims in the form prescribed by Parent, except in connection with his death. Any vested Company equity awards held by Mr. Maples will be treated as described in the Merger Agreement.

In the event of Mr. Maples’ termination of employment by Parent due to an Involuntary Termination Without Cause or by Mr. Maples due to Good Reason during the first year of his employment with Parent or certain of its affiliates, or if Mr. Maples provides 30 days’ advance notice of his intent to voluntarily terminate his employment with Parent for any reason at any time between the Closing and the one-year anniversary of the Closing, in each case subject to his executing a general release of claims in the form prescribed by Parent, Mr. Maples will be entitled to receive the following severance benefits: (i) a lump sum cash payment equal to one times his then current annual base salary; (ii) a lump sum cash payment equal to one times his annual target bonus; and (iii) payment by Parent of his COBRA premiums for up to 12 months (with such COBRA premiums limited to any non-flexible spending account Parent or Parent affiliated company health plan in which Mr. Maples is enrolled as of the date of termination of his employment and provided he timely elects COBRA). Mr. Maples would be made whole for any negative tax consequences of such Parent paid COBRA premiums.

In the event Mr. Maples’ employment is terminated under certain circumstances following the one-year anniversary of the Closing, Mr. Maples will be eligible to receive severance benefits in accordance with Parent’s U.S. severance guidelines on the same terms and conditions as similarly situated employees of Parent, which presently includes nine months of base salary and benefits. As of the Closing, Mr. Maples’ offer letter will supersede his employment and compensation agreements with the Company, including his participation in the Company’s Severance Benefit Plan.

In the event that any of the foregoing payments and benefits would be deemed to be excess parachute payments, Mr. Maples’ Offer Letter provides that the payments and benefits will be reduced if such a reduction maximizes Mr. Maples’ net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.

This summary is not complete and is qualified in its entirety by reference to Mr. Maples’ Offer Letter, which is filed as Exhibit (e)(18) to this Amendment No. 2 and is incorporated by reference herein.

As of the date of this Schedule 14D-9, except as disclosed herein, no other executive officer of the Company has entered into any agreement with Parent, the Company or any of their respective affiliates regarding employment with Parent, the Company or their respective affiliates after the Effective Time, although it is possible that Parent, Company or their respective affiliates may enter into new or amended employment or other arrangements with the Company’s executive officers in the future.

The last paragraph in of “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Employee Matters” is hereby amended and restated to read in its entirety as follows

At the Effective Time, the individuals who received participation notices in accordance with the Company’s Severance Benefit Plan (other than Ms. Lo, Mr. Hennessy, Mr. Whiting, Mr. Maples and Kathleen Swift, Vice President, Human Resources of the Company) will remain eligible to receive such severance benefits described therein during the Continuation Period. The Merger Agreement also provides a method of determining the severance benefits, if any, for which continuing employees and non-U.S. service providers who are not participants in the Company’s Severance Benefit Plan will be eligible to receive.

Item 4.	THE SOLICITATION OR RECOMMENDATION

In “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background of the Offer and the Merger” of the Schedule 14D-9, the first full paragraph on page 16 is hereby amended and restated in its entirety as follows:

During the period from November 23, 2015 to December 11, 2015, the Board Ad Hoc Committee held conversations with a number of financial advisors about their potential engagement. On December 11, 2015, the Board Ad Hoc Committee selected Morgan Stanley as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. The Company did not execute a formal engagement letter with Morgan Stanley until January 20, 2016.

The penultimate paragraph in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background of the Offer and the Merger” of the Schedule 14D-9 is hereby amended and restated as follows:

On April 3, 2016, Ms. Lo and Mr. Hennessy entered into offer letters with Parent, as described under Item 3 under the heading “Other Arrangements with Executive Officers—Offer Letters with Parent”, contingent upon signing the Merger Agreement and closing of the Offer and the Merger, which were subsequently superseded by offer letters between Parent and Ms. Lo and Mr. Hennessy, respectively, dated May 18, 2016.

In “Item 4. The Solicitation or Recommendation—Certain Financial Forecasts—Financial Forecasts of the Company” of the Schedule 14D-9, footnote 2 on page 44 of the Schedule 14D-9 is hereby amended and restated as follows:

Adjusted EBITDA, a non-GAAP financial measure which the Company calculates from non-GAAP net income (loss), represents earnings before interest, taxes, depreciation, and amortization, adjusted to exclude stock-based compensation expense, amortization of intangible assets, acquisition-related payments and to account for GAAP to non-GAAP tax adjustments.

“Item 4. The Solicitation or Recommendation—Certain Financial Forecasts—Information about Non-GAAP Financial Measures” of the Schedule 14D-9 is hereby amended to add the following after the first paragraph in that section:

The non-GAAP financial measures included under the heading “—Financial Forecasts of the Company” constitute forward-looking information, and the Company believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require the Company to quantify stock-based compensation expense, payroll taxes associated with stock-based compensation expense, GAAP tax expense or benefit, amortization of intangibles related to acquisitions, and acquisition-related compensation expense. The first three components cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. The Company is able to quantify the fourth and fifth components for the forecast period, as they are known and fixed, assuming that there are no acquisitions in the forecast period. Amortization of acquired intangibles related to acquisitions (which relates to acquisitions completed in 2013 and 2015) is estimated to be $3.4 million, $2.4 million, $1.4 million, $0.9 million and $0.7 million for fiscal year 2016, 2017, 2018, 2019 and 2020, respectively. Acquisition-related compensation expense (which relates to an acquisition completed in 2015) is estimated to be $5.2 million, $2.8 million, $0 million, $0 million and $0 million for fiscal year 2016, 2017, 2018, 2019 and 2020, respectively.

The non-GAAP financial measures included under the heading “—Financial Forecasts for Parent” constitute forward-looking information, and Parent believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require Parent to quantify stock-based compensation expense, acquisition and integration expense, amortization expense associated with acquired intangibles, asset impairment charges, restructuring charges, gains or losses relating to sales of assets, tax-related items and the non-cash portion of the interest expense on Parent’s 1.375% convertible senior unsecured notes due 2020. All but the last of these items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. Parent is able to quantify the last of these items, non-cash portion of the interest expense on Parent’s 1.375% convertible senior unsecured notes due 2020, because the interest rate is fixed. This non-cash interest expense is expected to be $15.4 million, $16.2 million and $17.0 million during fiscal 2016, 2017 and 2018, respectively.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The table under “Item 6. Interest in Securities of the Subject Company” is hereby amended and restated in its entirety as follows:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share (1)	Nature of Transaction
Selina Y. Lo	03/03/2016	41,700	$9.8998	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Selina Y. Lo	03/04/2016	41,700	$9.8754	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/16/2016	2,100	$0.2	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/16/2016	2,100	$9.705	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/17/2016	10,700	$0.2	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/17/2016	10,700	$9.9714	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Scott Maples	04/04/2016	25,000	$4.63	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Scott Maples	04/04/2016	25,000	$13.0709	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Scott Maples	04/05/2016	1,920	$13.003	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Seamus Hennessy	04/05/2016	8,323	$13.0028	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share (1)	Nature of Transaction
Daniel A. Rabinovitsj	04/05/2016	3,995	$13.003	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Selina Y. Lo	04/05/2016	14,368	$13.003	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Selina Y. Lo	04/06/2016	41,700	$13.5092	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Selina Y. Lo	04/07/2016	41,900	$13.8695	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Georges Antoun	04/11/2016	11,100	$4.24	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Georges Antoun	04/11/2016	11,100	$13.8116	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	04/12/2016	37,300	$0.2	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	04/12/2016	37,300	$13.5386	Sale of Shares pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/12/2016	14,000	$2.01	Exercise of stock options pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/12/2016	14,000	$13.5386	Sale of Shares pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/13/2016	9,500	$2.01	Exercise of stock options pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/13/2016	9,500	$13.7017	Sale of Shares pursuant to Rule 10b5-1 trading plan
Scott Maples	04/18/2016	8,800	$4.63	Exercise of stock options pursuant to Rule 10b5-1 trading plan
Scott Maples	04/18/2016	8,800	$13.4786	Sale of Shares pursuant to Rule 10b5-1 trading plan
Ian Whiting	05/04/2016	28,099	$12.4505	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Georges Antoun	05/10/2016	3,700	$4.24	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Georges Antoun	05/10/2016	3,700	$12.50	Sale of Shares pursuant to Rule 10b5-1 trading plan.

(1)	The acquisition and sale prices reflect the weighted average price at which transactions were effected on that day.

Item 8.	ADDITIONAL INFORMATION

“Item 8. Additional Information—Golden Parachute Compensation” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s named executive officers and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation. The amounts set forth in the tables below are based on payments and benefits that may become payable under the terms of the Company’s Severance Benefit Plan or Offer Letters to which each Company named executive officer is a party, pursuant to the terms of equity awards or pursuant to the terms of the Merger Agreement. The terms and conditions of the Company’s Severance Benefit Plan or Offer Letters, as well as the treatment of equity awards under the Merger Agreement, are described above in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company” and “Other Arrangements with Executive Officers”, each of which is incorporated by reference herein.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including:

•	the relevant price per Share is $13.60, which is the average closing price per Share as quoted on the NYSE over the first five business days following the first public announcement of the Merger on April 3, 2016;

•	the relevant price per share of Parent Common Stock is $9.61, which is the average closing price per share of Parent Common Stock quoted on the NASDAQ over the first five business days following the first public announcement of the Merger on April 4, 2016;

•	the Closing occurs on May 27, 2016, which is the assumed date of the Closing solely for purposes of this compensation disclosure; and

•	the employment of each named executive officer is terminated immediately following the Closing by Parent in a manner that constitutes termination without “Cause” or an “Involuntary Termination Without Cause” or the named executive officer resigns for “Good Reason” or due to “Constructive Termination” (as such terms are defined in the Company’s Severance Benefit Plan and the Offer Letters between Parent and each of Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples, as applicable), in each case, immediately following May 27, 2016, the assumed date of the Closing.

The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Potential Change in Control Payments and Benefits to Named Executive Officers

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Selina Y. Lo	$937,500	$4,540,882	$9,327	$5,487,709
Seamus Hennessy	$745,500	$3,015,577	$28,031	$3,789,108
Daniel A. Rabinovitsj	$748,800	$4,542,522	$28,031	$5,319,353
Ian Whiting	$1,081,957	$3,860,175	$28,031	$4,970,163
Scott Maples	$712,933	$701,314	$28,031	$1,442,278

(1) Represents, for each of the named executive officers, payment amounts they would be eligible to receive under the Company’s Severance Benefit Plan or their respective Offer Letters with Parent, as applicable, upon a termination of employment by Parent in a manner that constitutes termination without “Cause” or an “Involuntary Termination Without Cause” or by the named executive officer due to “Constructive Termination” or for “Good Reason” (as such terms are defined in the Company’s Severance Benefit Plan and the Offer Letters between Parent and each of Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples, as applicable). The reported amounts are comprised of (i) one times the named executive officer’s annual base salary, (ii) one times his or her annual target bonus, (iii) in the case of Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples, bonuses in respect of 2016, to be paid in each case as provided in their respective Offer Letters, with the second semi-annual bonus for each of Ms. Lo, Mr. Hennessy and Mr. Maples calculated at 100% of target and without regard to the Parent performance multiplier, and (iv) in the case of Mr. Maples, payment of a stay bonus in the amount of $128,333. The amounts payable to the named executive officers are “double trigger” payments that are payable upon a qualifying termination that occurs within one year after a change of control. The estimated amount of such payments is shown in the following table.

Name	Annual Base Salary ($)	Annual Target Bonus ($)	2016 Bonuses	Total ($)
Selina Y. Lo	$375,000	$281,250	$281,250	$937,500
Seamus Hennessy	$355,000	$195,250	$195,250	$745,500
Daniel A. Rabinovitsj	$468,000	$280,800	—	$748,800
Ian Whiting	$420,000	$420,000	$241,957	$1,081,957
Scott Maples	$308,000	$138,600	$266,933	$712,933

(2) Reflects, for each of Ms. Lo, Mr. Hennessy, Mr. Whiting and Mr. Maples, acceleration of vesting of 100% of Parent RSUs and unvested Parent Common Stock options. Reflects, for Mr. Rabinovitsj, acceleration of vesting for all Company stock options, Company RSUs and Company PSUs that are outstanding and unvested as of the assumed date of the Closing. The awards are “double trigger” and accelerate in full upon a qualifying termination that occurs within one year after a change of control. The estimated value of such awards is shown in the following table.

Name	Stock Options ($)	RSUs ($)	PSUs ($)	Total ($)
Selina Y. Lo	—	$4,540,882	—	$4,540,882
Seamus Hennessy	—	$3,015,577	—	$3,015,577
Daniel A. Rabinovitsj	—	$4,542,522	—	$4,542,522
Ian Whiting	—	$3,860,175	—	$3,860,175
Scott Maples	—	$701,314	—	$701,314

(3) Represents, for each of the named executive officers, payment of the executive officer’s COBRA premiums for up to twelve months.

“Item 8. Additional Information—Certain Litigation” is hereby amended to add the following as a new fourth paragraph:

On May 12, 2016, Jonathan Small, a purported stockholder of the Company, filed a stockholder class action complaint (the “Small Complaint”) in the Superior Court of California, County of Santa Clara, against the Company and members of the Board. The plaintiff in the Small Complaint alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Transactions and that the Company, Parent and Purchaser aided and abetted the Company’s directors’ alleged breaches of fiduciary duty. The Small Complaint seeks, among other things, preliminary and permanent injunctive relief preventing the parties from consummating the proposed Transactions, and in the event the parties consummate the proposed Transactions, rescission of the Transactions and compensatory and rescissory damages. The Small Complaint further seeks an award of costs, including attorneys’ and experts’ fees, for the plaintiff. The defendants believe the allegations are without merit.

Item 9.	EXHIBITS

“Item 9. Exhibits” is hereby amended and supplemented by the restatement of Exhibits (e)(15) and (e)(16) and the addition of Exhibits (e)(17) and (e)(18) as follows:

Exhibit No.	Description

(e)(15)*	Offer Letter between Brocade Communications Systems, Inc. and Selina Lo.

(e)(16)*	Offer Letter between Brocade Communications Systems, Inc. and Seamus Hennessy.

(e)(17)*	Offer Letter between Brocade Communications Systems, Inc. and Ian Whiting.

(e)(18)*	Offer Letter between Brocade Communications Systems, inc. and Scott Maples.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2016	RUCKUS WIRELESS, INC.

	By:	/s/ Scott Maples
Scott Maples
Vice President, General Counsel & Corporate Secretary